EXHIBIT 10.20

DIRECTOR FEE SUMMARY

Set forth below is a summary of the director fee arrangements for non-employee directors serving on the Board of Directors of Mercantile Bank Corporation (“Mercantile”). Director compensation is based on a single retainer figure and meeting fees have been discontinued. The retainer fee is higher to each director who serves as Chairman of our Audit Committee, Compensation Committee and Governance and Nominating Committee, as reflected in the chart below. One-half (50%) of the retainer value is paid in shares of Mercantile common stock as of the annual meeting date, with the share count calculated on the day of issuance. One-half (50%) of the retainer value is paid in cash, with payments divided into equal instalments payable at the end of each calendar quarter. Directors who fail to meet an attendance threshold of 75% of scheduled board and committee meetings would not receive their fourth quarter cash payment.

Retainer Value

Chairman of the Board	$92,400
Chair of the Audit Committee	$71,800
Chair of the Compensation Committee	$68,600
Chair of the Governance Committee	$65,300
Non-Chair Directors	$60,300

Under the Bank’s deferred compensation plan for non-employee directors, Mercantile directors who are also directors of the Bank may elect to defer the cash portion of their annual retainer until they are no longer serving on the Board or until specific dates that they select. Directors are eligible to receive stock-based awards under the Stock Incentive Plan of 2020.